Exhibit 11.1

CODE OF ETHICS

1.	Objective

The Code of Ethics seeks to provide guidance as to what is expected from each of us in order to implement the values of Betterware de México, S.A. de C.V. and BLSM Latino América Servicios, S.A. de C.V., hereinafter “Betterware,” by promoting the organizational culture.

This Code is supplemented by a set of Corporate Policies, which provide us with further details about how to handle specific issues, and we are all responsible for becoming familiar and complying with these.

2.	Scope:

The Code of Conduct applies to all members of the Board of Directors, Managers, employees, and to any person acting on behalf of Betterware.

3.	Definitions:

3.1	Code of Ethics: Is a formal, institutional reference for personal and professional conduct with which all employees related to the company must comply.

4.	Development:

Betterware’s Code of Ethics

The success of Betterware’s operations is built on the commitment of shareholders, managers, and employees to adhere to the corporate philosophy, which has enabled it to be recognized as a company with high ethical business standards.

The Code of Ethics extends to clients, suppliers, and any entity or person that has a business relationship with Betterware.

It is Betterware’s ongoing commitment to ensure that its operations are strictly in keeping with the mission, vision, and values that it seeks to uphold.

Mission

To create opportunities for anyone who wishes to have their own business, with innovative products that are always at the forefront of order and great ideas for the home, thereby satisfying all of our clients, shareholders, and employees.

Vision

To bring harmony to the home through order and wellbeing, with innovative, cutting-edge concepts that have a place in every corner of the home.

We want homes to be in harmony thanks to our products, opportunities, work, and business values.

Values

Our values are: Attitude, Commitment, Honesty and Respect.

Attitude: Pave the way towards reaching goals based on determination in our activities, and always think big.

Commitment: Go beyond the limit, fulfill our agreements, and make things happen.

Honesty: Always speak and act according to the truth, show loyalty, and accept our mistakes.

Respect: Recognize our own value, that of others and society at large; treat others as we would like to be treated; listen to different opinions; and encourage dignified treatment.

Our relationship with third parties

Clients

Service and attention to our clients are Betterware’s primary purposes; we go to great lengths every day to ensure that our products exceed our clients’ expectations with regard to their performance and durability. Our commitment is to ensure our clients’ full satisfaction. We know that by doing this, we fulfill the objective that our Mission provides for us.

We commit to:

●	Treating each and every one of our distributors with respect.
●	Strengthening the business relationship through timely implementation of discounts, clear and transparent management of our incentives program, prompt delivery of merchandise.
●	Keeping our distributors’ personal information strictly confidential.
●	Properly protecting all documents requested from our distributors.

Suppliers

Suppliers are an essential component for achieving the strategic objectives, valuing the efforts of each one to stay true to Betterware’s values and work philosophy.

At Betterware we commit to fairly and promptly fulfilling the agreements reached to purchase merchandise and contract for services; we always enter into contracts based on objective criteria such as quality, price, service, and support, among others.

At Betterware we foster ethical business relationships, respect the institutional values of each of our suppliers, and therefore Betterware’s employees commit to following our suppliers’ guidelines, values, and code of ethics.

Betterware asks all of its suppliers to adhere to the corporate philosophy and to the Business Ethics Policy.

Employees

Human Talent is the basis for Betterware’s development; we therefore expect each of our employees’ decisions to be based on professional judgments that at all times seek to benefit our company.

We foster universal values, as well as our institutional values (Attitude, Commitment, Honesty, and Respect) among all of Betterware’s employees.

We do not allow any type of discrimination to exist, whether based on age, religion, sex, race, sexual preference, or any condition protected under the laws of the community in which we operate.

Betterware expects that all of its members:

●	Be familiar and comply with our company’s Code of Ethics from the moment they are hired.
●	Implement the concepts under our Code of Ethics in each of their duties, tasks, and responsibilities within the company.
●	Report to the Director General or Director of Human Talent any failure to comply with this Code of Ethics by employees or third parties with which the company has a relationship.

Members of Betterware de México must refrain from:

●	Engaging in any type of discrimination, disrespect, or offensive treatment of employees, clients, or suppliers.
●	Engaging in any form of sexual harassment, whether physical or verbal, against any employee, client, or supplier.
●	Participating in any illegal or improper activity.
●	Showing up to work in an unsuitable manner, or under the influence of alcohol or any drug, except where there is a medical prescription for the latter.
●	Retaliating against an employee who reports a failure to comply with the Code.

Shareholders, Board Members, and committee members

Betterware understands the shareholders’ commitment to maintaining this company as a source of jobs and creator of social wellbeing, and as a company commits to:

●	Contributing towards generating value in its investment.
●	Providing a reasonable return based on its investment, creating long-term value.
●	Issuing financial, operating, and legal information to shareholders, assuring that it will at all times be transparent, objective, up-to-date, accurate, and timely.
●	Acting within a legal framework to ensure that all of its operations are in keeping with these ethical principles.

Community

Because Betterware is convinced that its contribution to society with its business model, by generating economic benefits and the personal development that our clients obtain, motivates it to continue to grow, Betterware commits to:

●	Maintaining dependable operations with a deep social awareness.
●	Strengthening the business model by increasing the creation of self-employment.
●	Contributing towards the creation of wealth in the places where our products are marketed.
●	Maintaining and improving the quality of our service with the aim of becoming a standard of excellence for the community.

5.	Record of changes

DATE	VERSION	CHANGES
March 2018	01	New creation
April 2020	02	Update

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